UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 4th, 2019

Feel the World, Inc.

d.b.a. Xero Shoes

(Exact name of issuer as specified in its charter)

Delaware	27-4419848
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447-3100

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

750,000 Units consisting of:

Up to 500,000 Shares of Class A Voting Common Stock

and

Up to 250,000 Shares of Class B Non-Voting Common Stock

Item 9.1   Other Events

On September 3rd, 2019, Xero Shoes was featured in a New York Times article regarding tariffs that went into place on footwear on September 1, 2019 (see below for link)

https://www.nytimes.com/2019/09/02/business/trade-war-china-tariffs.html

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

Date: September 4th, 2019	By:	/s/ Lena Phoenix
Name: Lena Phoenix
Title: Chief Financial Officer